Exhibit 4.5

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

Three‐Party Escrow Service Agreement

This Three Party Escrow Service Agreement (the “Agreement”) is effective as of October 31, 2023 (“Effective Date”) by and between SatixFy UK Limited  (the “Depositor”), MacDonald Dettwiler and Associates Corporation (the “Beneficiary”), and ESOP Trust Management and Company Ltd., as the Escrow Agent (“ESOP” or “Escrow Agent”).  Depositor, Beneficiary, and ESOP may be referred to individually as a “Party” or collectively as the “Parties” throughout this Agreement.

Recitals

A.
The Beneficiary and Depositor have entered into a master purchase agreement (the “MPA”) dated the date hereof providing for, inter alia, the supply by the Depositor to the Beneficiary of the Products (as defined in the MPA).

B.
The Depositor acknowledges that the Products form an integral part of the Beneficiary’s and its affiliates business, and the failure of the Beneficiary to receive the Products pursuant to the MPA would cause irreparable harm to the Beneficiary and its affiliates.

C.	Depositor desires to avoid disclosure and release of the Deposit Material (as defined herein) except under certain circumstances.

D.
Depositor and Beneficiary desire to establish an escrow with ESOP to provide for the retention, administration and access and release of the Deposit Material upon the occurrence of certain Release Conditions.

E.
To ensure the Beneficiary has continued and uninterrupted access to the Products following a Release Condition, (i) the Beneficiary and Depositor have entered into a license agreement attached as Exhibit E to this Agreement (the “License Agreement”) dated the date hereof regarding the present grant by Depositor of a license of, and other rights relating to, certain proprietary technology and other materials of Depositor, (ii) the Beneficiary, Depositor and certain third party licensors and suppliers to the Depositor (as more particularly described on Exhibit B) have entered or will enter into letters in favour of the Beneficiary (substantially in the form attached as Exhibit F to this Agreement) providing for certain rights to be extended by such third parties to the Beneficiary (the “Third Party Letters”) and (iii) the Depositor will place into escrow the Deposit Material. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the License Agreement.

F.
Depositor and Beneficiary desire this Agreement to be “supplementary” within the meaning of section 365(n) of the Bankruptcy Code to the License Agreement, MPA and all other related agreements and documents, and the Deposit Material (as defined below) shall be deemed “intellectual property” and/or “embodiments” of intellectual property, as the case may be, as such terms are defined and used in sections 101 and 365 of the Bankruptcy Code.

1.	Introduction

(a)
The use of the term services in this Agreement shall refer to ESOP services that facilitate the creation and management of software or other technology escrow, as described in Exhibit A attached hereto (“Services”). A Party shall request Services under this Agreement by submitting a work request to ESOP, in the form of Exhibit A, (“Work Request”).

2.	Depositor Responsibilities and Representations

(a)
Depositor shall, and shall cause its affiliates, to do all such things, and take all such action, to effect the deposit of all Deposit Material to ESOP as soon as reasonably practicable following the Effective Date, including the seeking and obtaining all of the consents and approvals as may be necessary to permit the deposit thereof. Depositor shall, within five (5) calendar days of the date that the Depositor receives all such consents and approvals required to make such deposit, make an initial deposit to ESOP that is complete and functional of all proprietary technology and other materials required to support the license granted under the License Agreement, including without limitation and for greater certainty, the materials set forth inExhibit B (as updated, supplemented from time to time, the “Deposit Material”). For the sake of clarity, no technology/materials which are comprised entirely of 3rd party technology/materials will be part of the Deposit Material.  All such Deposit Material shall be deemed within the scope of “Licensed Technology” licensed by the Depositor to the Beneficiary under the License Agreement.  The Deposit Material under this Agreement shall be solely in respect of technology and other materials related to that portion of the Products (as defined in the MPA) that are the [***] chips.

(b)
Depositor shall ensure that a minimum of one (1) complete and functional copy of the Deposit Material is deposited with ESOP at all times.  In addition, Depositor shall update and supplement the Deposit Material as soon as reasonably practical following (and in any event within fourteen (14) business days of) (i) each release of a new version or update or modification of any of the Deposit Material to the extent such update or modification relates to the Products or Improvements (as defined in the License Agreement) or (ii) the creation of any new proprietary technology or other materials covered under the License Agreement. Depositor shall advise Beneficiary when an existing Third Party Letter or the third party thereunder ceases to be related to the Products or Improvements, or a new third party becomes a licensor or supplier related to the Products or  Improvements, and in the latter case shall obtain a signed Third Party Letter substantially in the form of Exhibit F from such third party, and update the Deposit Material in accordance with this Section.  At the time of each deposit, update or supplement, Depositor will provide ESOP an accurate and complete description of all of the Deposit Material sent to ESOP using the form attached hereto as Exhibit B. All other deposits and updates shall be listed on a new Exhibit B signed by Depositor, and each Exhibit B will be held and maintained separately within the escrow account. The processing of all deposits, updates and supplements shall be in accordance with this Agreement, including, without limitation, Section 2 hereof.  All references in this Agreement to the Deposit Material shall include the initial Deposit Material and any subsequent updates, modifications or supplements that constitute Improvements under the License Agreement and deposited with ESOP hereunder.

(c)
As of the date hereof, Depositor shall and hereby does grant to ESOP all rights and licenses (including under all Licensed Patents and Licensed Technology, each as defined in the License Agreement), necessary to allow ESOP to lawfully perform its obligations under this Agreement, including the right and license to release and transfer to Beneficiary any Deposit Material in accordance with this Agreement.

(d)	Depositor represents and warrants as follows, and shall be deemed to represent and warrant upon each delivery of new, updated or supplemented Deposit Material, that:

(i)	it lawfully possesses all of the Deposit Material deposited with ESOP under this Agreement;

(ii)
with the exception of any right, title, and interest of a third party who extends rights to the Beneficiary pursuant to a Third Party Letter or other arrangement agreed to by each of Beneficiary, Depositor and such third party (collectively, “Third Party Arrangements”), Depositor is the sole and exclusive owner of the entire right, title, and interest in and to all Intellectual Property Rights (as defined in the License Agreement) in or to the Deposit Material (“Depositor Proprietary Deposit Material”);

(iii)
with respect to all of the Deposit Material, it has the right and authority, and has received all approvals required, to grant to ESOP and Beneficiary all rights set forth and otherwise contemplated under this Agreement and in respect of Depositor Proprietary Deposit Material all rights under the License Agreement;

(iv)
with the exception of the floating charges on Depositor's Intellectual Property Rights in respect of which Depositor has obtained applicable approvals, the Deposit Material is not subject to any liens or encumbrances that would prohibit, limit, or alter the rights and obligations of ESOP and/or Beneficiary under this Agreement, which shall be to the knowledge of the Depositor other than in respect of Depositor Proprietary Deposit Material;

(v)
with respect to all of the Deposit Material, neither this Agreement nor any Party’s rights thereunder or performance in accordance therewith, violates the law applicable to the Depositor and the Deposited Materials, the terms of any agreement, order, grant or other obligation of the Depositor, or the rights of any third parties, which shall be to the knowledge of the Depositor other than in respect of Depositor Proprietary Deposit Material;

(vi)	unless stated otherwise in the Third Party Arrangements, all of the Deposit Material have been deposited with all rights necessary for ESOP to verify such proprietary technology and materials;

(vii)
unless stated otherwise in the Third Party Arrangements, all of the Deposit Material is readable and useable in its then current form such that a programmer of reasonable skill could understand, compile, build, maintain, modify, correct, and operate the Deposit Material; if any portion of such Deposit Material is encrypted, the necessary decryption tools and keys to read such Deposit Material have also been deposited; and

(e)
Depositor agrees, upon request by ESOP, in support of Beneficiary’s request for verification Services, to promptly (but, in any case, within ten (10) business days) complete and return the Escrow Deposit Questionnaire attached hereto as Exhibit D. Depositor consents to ESOP’s performance of any level(s) of verification Services described in Exhibit A attached hereto and Depositor further consents to ESOP’s use of a subcontractor to perform verification Services. Any such subcontractor shall be bound by the same confidentiality obligations as ESOP and shall not be a direct competitor to either Depositor or Beneficiary. Depositor shall use commercially reasonable efforts to provide ESOP with any necessary use rights or permissions to use materials necessary to perform verification of the Deposit Material. Depositor agrees to reasonably cooperate with ESOP in connection with the provision of verification Services, including by providing reasonable access to its technical personnel for verification Services whenever reasonably necessary.

(f)
Depositor confirms that the Deposit Material shall be stored by ESOP under its responsibility, with NCC Group Software Resilience (NA) LLC in the United States of America (the “USA”), subject to compliance with security and confidentiality obligations set forth herein.

3.	Beneficiary Responsibilities and Representations

(a)
Beneficiary acknowledges that, as between ESOP and Beneficiary, ESOP’s obligation is to maintain the Deposit Material as delivered by Depositor and that, other than as expressly provided for herein, including ESOP’s (i) receipt, storage, maintenance and/or release of Deposit Material, (ii) the inspection of the Deposit Material (as described in Section 4) and (iii) the performance of any verification Services listed in Exhibit A, ESOP has no other obligation regarding the completeness, accuracy, or functionality of the Deposit Material.

(b)
Beneficiary may submit verification Work Request to ESOP for one or more of the Services defined in Exhibit A attached hereto and consents to ESOP’s use of a subcontractor (to be reasonably acceptable to Beneficiary) if needed to provide such Services. Beneficiary warrants that ESOP’s use of any materials supplied by Beneficiary to perform the verification Services described in Exhibit A is lawful and does not violate the rights of any third parties.

(c)	Beneficiary confirms that the Deposit Material shall be stored in the USA.

4.	ESOP Responsibilities and Representations

(a)
ESOP shall procure any technology storage services contemplated under this Agreement from NCC Group Software Resilience (NA) LLC (assignee of Iron Mountain Intellectual Property Management, Inc.) and may procure technology verification services form from NCC Group Software Resilience (NA) LLC.

(b)
ESOP agrees to use commercially reasonable efforts to provide the Services requested by Authorized Person(s) (as identified in the “Authorized Person(s)/Notices Table” below) representing Depositor or Beneficiary in a Work Request. ESOP may reject a Work Request (in whole or in part) to the extent that it does not contain all required information at any time upon notification to the Party originating the Work Request.

(c)
ESOP will conduct a visual inspection upon receipt of any Deposit Material and will compare such Deposit Material to Exhibit B. ESOP will notify in writing the Beneficiary and Depositor promptly (but, in any case, within five (5) business days) following such inspection and advise if it determines that the Deposit Material, or any portion thereof, does not match the description provided by Depositor represented in Exhibit B.

(d)
ESOP will provide notice to Beneficiary of all of the Deposit Material that is accepted and deposited into the escrow account under this Agreement and, upon the written request of Beneficiary, ESOP will promptly (but, in any case, within five (5) business days) issue to Depositor and Beneficiary a copy of Exhibit B received with respect to the Deposit Material maintained by ESOP. The parties may request verification of the Deposit Material in Exhibit B in accordance with the terms of this Agreement.

(e)	Intentionally deleted.

(f)
ESOP will follow the provisions of Exhibit C attached hereto in administering the release of the Deposit Material, following which  Depositor hereby grants to ESOP the right to transfer the Deposit Material to Beneficiary upon any release of the Deposit Material for use by Beneficiary, subject to the terms of this Agreement.

(g)
ESOP will work with a Party who submits any verification Work Request for the Deposit Material to either fulfill any such verification Services set forth in such Work Request or, if the request is outside the scope of Exhibit A, develop a custom Statement of Work (“SOW”) to otherwise satisfy such Work Request. ESOP and the requesting Party will mutually agree in writing to an SOW on terms and conditions that include, but are not limited to:

(i)	description of the Deposit Material to be tested;

(ii)	description of verification testing;

(iii)	requesting Party responsibilities;

(iv)	ESOP’s responsibilities;

(v)	Service Fees;

(vi)	invoice payment instructions;

(vii)	designation of authorized SOW representatives for both the requesting Party and ESOP with name and contact information; and

(viii)	description of any final deliverables prior to the start of any fulfillment activity.

After the start of fulfillment activity, each SOW may only be amended or modified in writing with the mutual agreement of both Parties. If the verification Services extend beyond those described in Exhibit A, Depositor shall be a necessary Party to the SOW governing the Services.

(h)
ESOP shall maintain the Deposit Material, and any part thereof, in confidence by using at least the same physical and other security measures as it uses for its own confidential information and related documentation, but in any event, at least reasonable care as customary in the industry and without derogating from the foregoing shall protect the safety, security and fidelity of the Deposit Material, and without limiting the generality of the foregoing, shall store and maintain all Deposit Material (i) in a segregated, secure, locked and environmentally, flood and fire-safe location controlled by the Escrow Agent or its subcontractors and which is not generally accessible other than by personnel of the Escrow Agent or its subcontractors that require access to the Deposit Material, (ii) in a manner that provides the Depositor and Beneficiary reasonable assurances that the Deposit Material will remain readily readable and accessible when called upon and (iii) in a manner that will provide the Beneficiary access to the Deposit Material immediately following the Release Condition. All servers on which any Deposit Material is stored shall, at a minimum, employ industry standard backup and redundancy to prevent data loss. ESOP shall label for identification each magnetic tape, disk, and other tangible medium or format in or on which Deposit Material are expressed or stored.

(i)
Subject to Sections 7, 8, and 10, ESOP shall maintain all types and amounts of insurance as is reasonably necessary to protect the Depositor and Beneficiary from and against any and all loss, damage, or destruction of the Deposit Material.

(j)
Except pursuant to the release of the Deposit Material in accordance with the terms of this Agreement upon the occurrence of a Release Condition, the Deposit Material may be removed and/or exchanged only on written instructions signed jointly by Depositor and Beneficiary.

(k)
In any transport of the Deposit Material under this Agreement, ESOP will use a commercially recognized overnight carrier (such as Federal Express or UPS). ESOP will not be responsible for any loss or destruction of, or damage to, such Deposit Material while in the custody of the common carrier.

(l)
For the avoidance of doubt, ESOP shall have no duties or obligations other than those specifically set forth herein or those as to which ESOP subsequently may agree in writing or as required by applicable law. Solely by execution of this Agreement, ESOP shall not be considered a party to, and is not bound by, any agreement (including the MPA and/or Third Party Letters and/or the License Agreement) other than this Agreement.

5.	Payment

(a)
The “Paying Party” under this Agreement shall be Depositor unless Beneficiary indicates otherwise on a Beneficiary Work Request.  Unless otherwise indicated on any such Beneficiary Work Request, Depositor shall be solely responsible for and shall pay to ESOP all fees as set forth in the Work Request (“Service Fees”). All Service Fees are due within thirty (30) calendar days from the date of invoice. ESOP may update Service Fees with a ninety (90) calendar day written notice to the Paying Party during the Term of this Agreement (as defined below). VAT will be added to the Service Fees. Notwithstanding the non‐performance of any obligations of Depositor to deliver the Deposit Material under the License Agreement or this Agreement, ESOP is entitled to be paid all Service Fees that accrue during the Term of this Agreement.  The Parties agree that the Service Fees are paid on an annual basis and no refund will be provided in case of termination during each escrow year (other than termination by the Escrow Agent pursuant to Section 6(b)(iii)).

(b)
In the event of the nonpayment to ESOP by a Paying Party of an undisputed Service Fees or other amount owing hereunder, ESOP shall provide prompt notice to the Depositor and Beneficiary of such non-payment. Following such notice, any Party to this Agreement shall have the right, but not the obligation and on behalf of the defaulting Paying Party,  to make the payment to ESOP to cure the default; provided, however, that, the defaulting Paying Party shall promptly (but, in any case, within five (5) business days) reimburse the party which made the curing payment for all such amounts so paid. ESOP shall have no obligation to perform the Services under this Agreement (except those obligations that survive termination of this Agreement) so long as any undisputed Service Fees due to ESOP under this Agreement due and owing.

6.	Term and Termination

(a)	This Agreement shall commence on the Effective Date and continue until terminated in accordance with this Section 6 (such period, the “Term”).

(b)
This Agreement may be terminated  by: (i) Depositor and Beneficiary upon ninety (90) days’ prior written joint notice to ESOP; (ii) Beneficiary upon ninety (90) days’ prior written notice to ESOP and Depositor; (iii) ESOP, upon ninety (90) days’ prior written notice to Depositor and Beneficiary; or (iv) ESOP, upon written notice to Depositor and Beneficiary thirty (30) days following the notice contemplated by Section 5(b) if the default in payment contemplated by such notice remains outstanding.

(c)
In the event that (i) the “Term” of the MPA as set out in Section 18.01 thereof expires and is not renewed in accordance with the terms of the MPA or (ii) the MPA is terminated in accordance with Section 18.03(e) or Section 18.06 thereof (collectively, the "Terminating Events"), this Agreement shall terminate on the date on which all obligations of the Seller (as defined in the MPA) under all Purchase Orders that were in effect prior to such expiration or termination have been performed in full. The Depositor and the Beneficiary shall provide a joint written notice to ESOP upon the occurrence of the Terminating Events.

(d)	This Agreement shall terminate upon the release of Deposit Material held by ESOP in accordance with the terms hereof.

(e)
Unless the express terms of this Agreement provide otherwise, upon termination of this Agreement, ESOP shall return the Deposit Material to the Depositor. If reasonable attempts to return the Deposit Material to Depositor are unsuccessful, ESOP shall destroy the Deposit Material following thirty (30) days prior written notice to Depositor.

7.	Indemnification

Depositor and Beneficiary each agree, on a several and not joint or joint and several basis,  to indemnify, defend and hold ESOP harmless from any and all claims, actions, damages, arbitration fees and expenses, costs, reasonable and documented attorney’s fees and expenses, and other liabilities (“Liabilities”) incurred by ESOP relating to this Agreement unless such Liabilities were caused solely by ESOP’s gross negligence, willful misconduct or material breach of this Agreement. When ESOP has notice of a claim or action, it shall promptly notify Depositor and Beneficiary in writing. Depositor and Beneficiary at their option and in their sole discretion, may, to the extent of their Liability hereunder, elect to control the defense of such claim or action and may elect to enter into a settlement agreement, provided that no such settlement or defense shall include any admission or implication of wrongdoing on the part of ESOP without ESOP’s prior written consent, which consent shall not be unreasonably delayed or withheld.

8.	Warranties

(a)
ESOP WARRANTS THAT ANY AND ALL SERVICES PROVIDED HEREUNDER SHALL BE PERFORMED IN A WORKMANLIKE MANNER CONSISTENT WITH THE MEASURES ESOP TAKES TO PROTECT ITS OWN INFORMATION OF A SIMILAR NATURE, BUT IN NO CASE LESS THAN A REASONABLE LEVEL OF CARE. EXCEPT AS SPECIFIED IN THIS AGREEMENT, ALL CONDITIONS, REPRESENTATIONS, AND WARRANTIES INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, SATISFACTORY QUALITY, OR ARISING FROM A COURSE OF DEALING, USAGE, OR TRADE PRACTICE, ARE HEREBY EXCLUDED TO THE EXTENT ALLOWED BY APPLICABLE LAW.

(b)
EACH PARTY MUST NOTIFY THE OTHER PARTIES PROMPTLY UPON LEARNING OF ANY CLAIMED BREACH OF ANY WARRANTY AND, TO THE EXTENT ALLOWED BY APPLICABLE LAW, SUCH PARTY’S REMEDY FOR BREACH OF THIS WARRANTY SHALL BE SUBJECT TO THE LIMITATION OF LIABILITY AND CONSEQUENTIAL DAMAGES WAIVER IN THIS AGREEMENT. THIS DISCLAIMER AND EXCLUSION SHALL APPLY EVEN IF THE EXPRESS WARRANTY AND LIMITED REMEDY SET FORTH ABOVE FAILS OF ITS ESSENTIAL PURPOSE.

(c)
Depositor warrants that to its knowledge all Depositor information provided hereunder is accurate and reliable and undertakes to promptly correct and update such Depositor information during the Term of this Agreement.

(d)
Beneficiary warrants that all Beneficiary information provided hereunder is accurate and reliable and undertakes to promptly correct and update such Beneficiary information during the Term of this Agreement.

9.	Confidential Information

ESOP shall have the obligation to implement and maintain safeguards designed to protect the confidentiality of the Deposit Material. Except as provided in this Agreement, ESOP shall not use or disclose the Deposit Material. ESOP shall not disclose the terms of this Agreement to any third party other than its financial, technical, or legal advisors, its administrative support service providers, or third party service providers or consultants ESOP uses in accordance with this Agreement. Any such third party shall be bound by the same confidentiality obligations as ESOP.

10.	Limitation of Liability

Except for gross negligence, willful misconduct or intentional breach, ESOP’s (including its employees, agents or sub-contractors) total liability for any loss or damage caused to either Beneficiary or Depositor with regard to all claims arising under or by virtue of this Agreement or in connection with the performance or contemplated performance of this Agreement, shall not exceed the sum equal to the amount paid to ESOP hereunder. Except for negligence, willful misconduct or intentional breach, each of Beneficiary and Depositor's (including its employees, agents or sub-contractors) and liability under Section 7 (stemming from a third party claim that ESOPs permitted use of the Deposit Materials infringe upon such third party intellectual property rights) the total liability for any loss or damage caused with regard to all claims arising under or by virtue of this Agreement or in connection with the performance or contemplated performance of this Agreement, shall not exceed the sum equal to the amount paid under the MPA (including any pre-paid amount, advance or deposit, regardless of whether such amounts are refunded).

11.	Consequential Damages Waiver

IN NO EVENT SHALL ANY PARTY TO THIS AGREEMENT BE LIABLE TO ANOTHER PARTY FOR ANY INCIDENTAL, SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, LOST PROFITS, OR ANY OTHER INDIRECT DAMAGES, WHETHER ARISING IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE EVEN IF THE POSSIBILITY THEREOF MAY BE KNOWN IN ADVANCE TO ONE OR MORE PARTIES.

12.	General

(a)
Beneficiary Rights.  If Depositor or its estate becomes subject to any bankruptcy or similar proceeding, Beneficiary shall, without prejudice to or limitation of any other rights or remedies, have the right to exercise all rights and elections (including all licenses, privileges, remedies, and protections) under this Agreement, the US Bankruptcy Code, and all other applicable Laws with respect to this Agreement in accordance with the terms hereof (including the terms set forth in Exhibit C).

(b)	Incorporation of Work Requests. All validly accepted Depositor and Beneficiary Work Requests submitted in accordance with this Agreement are incorporated herein.

(c)
Right to Make Copies. ESOP shall have the right to make copies of all of the Deposit Material as reasonably necessary to perform the Services. ESOP shall copy all copyright, nondisclosure, and other proprietary notices and titles contained on the Deposit Material onto any copies made by it. Any copying expenses incurred by ESOP as a result of a Work Request to copy will be borne by the Party requesting the copies and ESOP shall be responsible to ensure that the copying shall not cause any harm to the Deposit Material. With all of the Deposit Material submitted to ESOP, Depositor shall provide any and all reasonable instructions as may be necessary to duplicate the Deposit Material, including, but not limited to, the hardware and/or software needed, and Depositor shall cooperate with any reasonable request by ESOP in respect of any copies of the Deposit Material made in accordance with this Agreement.

(d)	Title to Media. Depositor hereby transfers to ESOP the title to the media upon which the Deposit Material is written or stored.

(e)
Choice of Law. This Agreement is to be governed and construed in accordance with the laws of the state of Israel. Any controversy or claim arising under, out of, or in connection with this Agreement, its validity, its interpretation, its execution or any breach or claimed breach thereof, shall be submitted to the sole jurisdiction of the competent court in Tel Aviv.

(f)
Authorized Person(s). Depositor and Beneficiary must each authorize and designate one person whose actions will legally bind such Party (“Authorized Person” who shall be identified in the Authorized Person(s) Notices Table of this Agreement or such Party’s legal representative). The Authorized Person for each the Depositor and Beneficiary will maintain the accuracy of their name and contact information provided to ESOP during the Term of this Agreement.

(g)
Right to Rely on Instructions. ESOP shall act in reliance upon any instruction, instrument, or signature reasonably believed by ESOP to be genuine and from an Authorized Person(s), officer, or other employee of a Party. ESOP may assume that such representative of a Party to this Agreement who gives any written notice, request, or instruction has the authority to do so. ESOP will not be required to inquire into the truth of, or evaluate the merit of, any statement or representation contained in any notice or document reasonably believed to be from such representative.

(h)
Force Majeure. ESOP shall not be liable for any delay or failure in performance due to events outside ESOP’s reasonable control, including without limitation acts of God, earthquake, labor disputes, shortages of supplies, riots, war, acts of terrorism, fire, epidemics, or delays of common carriers or other circumstances beyond its reasonable control, and the obligations of ESOP shall be extended on a day-to-day basis for the time period equal to the period of the excusable delay. ESOP shall advise Beneficiary and Depositor in writing of any event or circumstance which would constitute a “Force Majeure” under this section, and shall use all reasonable efforts to mitigate the impact of any such event or circumstance on the obligations of ESOP under this Agreement.

(i)	Notices.

(i)
All communications required or permitted hereunder shall be in writing (unless otherwise provided herein) and shall be deemed given when addressed and delivered by hand, facsimile transmission (with machine verification of receipt) or registered first-class mail, postage prepaid, or E-mail sent as follows:

To ESOP: ESOP Management and Trust Services Ltd. Efal 25 St. Petah Tikva, Israel Tel: +972-3-5757088 Fax: +972-3-7602636 Attn: [***] Email: [***]	To the Depositor: Satixfy UK Limited Spectrum Point 279 Farnborough Road, Farnborough, Hampshire, England, GU14 7LS Fax: [__] Attn: [***] Email: [***] [***]

To the Beneficiary:
MacDonald Dettwiler and Associates Corporation
21025 Trans-Canada Highway,
Sainte-Anne-de-Bellevue, Quebec, Canada H9X 3R2
Tel:  [***]
Attn:  [***]
Email:  [***]
with a copy to
Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, Ontario M5K 1E7
Tel:  [***]
Attn:  [***]
Email: [***]
                  [***]
                  [***]

(j)	No Waiver. No waiver of any right under this Agreement by any Party shall constitute a subsequent waiver of that or any other right under this Agreement.

(k)
Assignment. No assignment of this Agreement by Depositor or Beneficiary or any rights or obligations of Depositor or Beneficiary under this Agreement is permitted without the written consent of ESOP, which shall not be unreasonably withheld or delayed, provided that this Agreement may be assigned by Depositor, without the consent of the other Parties, to any assignee or any third party that will purchase all or substantially all of Depositor’s business (or that portion of its overall business of which this Agreement is a part) or in the event of a merger, consolidation, sale of all, or substantially all of its securities or assets or involvement in a similar transaction.

(l)
Severability. In the event any of the terms of this Agreement become or are declared to be illegal or otherwise unenforceable by any court of competent jurisdiction, such term(s) shall be null and void and shall be deemed deleted from this Agreement. All remaining terms of this Agreement shall remain in full force and effect. If this paragraph becomes applicable and, as a result, the value of this Agreement is materially impaired for any Party, as determined by such Party in its sole discretion, then the affected Party may terminate this Agreement by written notice to the other Parties.

(m)
Independent Contractor Relationship. Depositor and Beneficiary understand, acknowledge, and agree that ESOP’s relationship with Depositor and Beneficiary will be that of an independent contractor and that nothing in this Agreement is intended to or should be construed to create a partnership, joint venture, or employment relationship.

(n)
Attorneys’ Fees. Any costs and fees incurred by ESOP in the performance of obligations imposed upon ESOP solely by virtue of its role as escrow service provider including, without limitation, compliance with subpoenas, court orders, and discovery requests shall, unless adjudged otherwise, be paid by Depositor.

(o)
No Agency. No Party has the right or authority to, and shall not, assume or create any obligation of any nature whatsoever on behalf of the other Parties or bind the other Parties in any respect whatsoever.

(p)
Regulations. Depositor and Beneficiary are responsible for and warrant, to the extent of their individual actions or omissions, compliance with all applicable laws, rules and regulations, including but not limited to: customs laws; import; export and re‐export laws; and government regulations of any country from or to which the Deposit Material may be delivered in accordance with the provisions of this Agreement. With respect to Deposit Material containing personal information and data, Depositor agrees to (i) procure all necessary consents in relation to personal information and data; and (ii) otherwise comply with all applicable privacy and data protection laws as they relate to the subject matter of this Agreement. Notwithstanding anything in this Agreement to the contrary, if an applicable law or regulation exists or should be enacted which is contrary to the obligations imposed upon ESOP hereunder, and results in the activities contemplated hereunder unlawful, Depositor and/or Beneficiary will notify ESOP and ESOP will be relieved of its obligations hereunder unless and until such time as such activity is permitted. Depositor and Beneficiary further each represent and warrant that, solely in respect of itself, it will not engage ESOP to provide services for Deposit Material which originate in a country for which the Office of Foreign Assets Control (OFAC) of the US Department of the Treasury has imposed economic or trade sanctions.

(q)
No Third Party Rights. This Agreement is made solely for the benefit of the Parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement unless otherwise agreed to by all the Parties hereto.

(r)
Resignation of Escrow Agent. ESOP, or any successor to it appointed in accordance with this Agreement, may at any time resign by giving ninety (90) days’ prior written notice of such resignation in writing to Depositor and Beneficiary.  In the event of such resignation, Depositor shall appoint a successor escrow agent reasonably acceptable to Beneficiary which appointment shall be on substantially the same terms as provided herein. Subject to Exhibit C, ESOP's sole responsibility thereafter shall be to safely keep the Deposit Materials and to deliver the same to a successor escrow agent as shall be appointed by the Depositor.

(s)
Entire Agreement. The Parties agree that this Agreement, which includes all the Exhibits attached hereto and all valid Work Requests and SOWs submitted by the Parties, is the complete agreement between the Parties hereto concerning the subject matter of this Agreement and replaces any prior or contemporaneous oral or written communications between the Parties. There are no conditions, understandings, agreements, representations, or warranties, expressed or implied, which are not specified herein. Each of the Parties herein represents and warrants that the execution, delivery, and performance of this Agreement has been duly authorized and signed by a person who meets statutory or other binding approval to sign on behalf of its business organization as named in this Agreement. This Agreement may only be modified by mutual written agreement of all the Parties.

(t)	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

(u)
Survival. Upon the termination of this Agreement or any Exhibit attached hereto, the following provisions of this Agreement shall survive: (i) Section 2(c) (Depositor’s representations); (ii) if a Release Condition has occurred before termination or expiration, the rights granted in respect of such release under this Agreement, including, as the case may be, any rights set forth on Exhibit C; (iii) Section 6 (Term and Termination); (iv) Section 7 (Indemnification); (v) Section 8 (Warranties); (vi) Section 9 (Confidential Information); (vii) Section 10 (Limitation of Liability); (viii) Section 11 (Consequential Damages Waiver); (ix) Section 12 (General); and (x) any provisions in this Agreement that specifically state they survive the termination or expiration of this Agreement.

[balance of this page left intentionally blank – signature page(s) follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the Effective Date by their authorized representatives:

ESOP Trust Management and Company Ltd., as Escrow Agent

By: /s/ Odelia Pollak
Name: Odelia Pollak
Title: CEO

SatixFy UK Limited., as Depositor

By: /s/ Menachem Burko
Name: Menachem Burko
Title: Director

MacDonald Dettwiler and Associates Corporation, as Beneficiary

By:  /s/ Martin J. Herman
Name: Martin J. Herman
Title: Authorized Signatory

Authorized Person(s) Notices Table
Please provide the name(s) and contact information of the Authorized Person(s) under this Agreement.

DEPOSITOR (Required information)	BENEFICIARY (Required information)
Print Name:	Print Name:
Title:	Title:
Email Address:	Email Address:
Street Address:	Street Address:
Province/City/State:	Province/City/State:
Postal/Zip Code:	Postal/Zip Code:
Phone Number:	Phone Number:
Fax Number:	Fax Number:

[Signature page to Three-Party Escrow Service Agreement]

Exhibit A

Escrow Service Work Request

[***]

Exhibit B

Channel Partner Depositor (ESOP Trust) Exhibit B
Deposit Material Description

[***[

Exhibit C

Release of Deposit Material

ESOP will use the following procedures to process any Beneficiary Work Request to release Deposit Material. All notices under this Exhibit C shall be sent pursuant to the terms of Section 12(h) (Notices) of this Agreement.

1.	Release Conditions.

As used in this Agreement and this Exhibit, “Release Condition” shall mean the occurrence of one or more of the following:

(a)
Depositor or any of its affiliates fails to deliver any Product that is a [***] chip in accordance with any Purchase Order (as defined in the MPA) and such failure is not cured by Depositor or such affiliate within [***] following receipt of notice from Beneficiary;

(b)
Depositor or any of its affiliates having any rights or obligations in connection with the products to the Product or the license granted under the License Agreement voluntarily commences proceedings under any bankruptcy, insolvency, debtor's relief or similar law unless all such rights or obligation of the Depositor or such affiliate(s) are validly and in compliance with law assigned or transferred to an affiliate not subject to such proceedings;

(c)
If proceedings under any bankruptcy, insolvency, debtor’s relief or similar law are commenced (other than as provided in (b) above) against Depositor or any of its affiliates having any rights or obligations in connection with the products to the Product or the license granted under the License Agreement and such proceeding is not dismissed within [***] unless all such rights or obligation of the Depositor or such affiliate(s) are validly and in compliance with law assign or transferred to an affiliate not subject to such proceedings;

(d)
Depositor or any of its affiliates having any rights or obligations in connection with the products to the Product or the license granted under the License Agreement is liquidated, dissolved or wound-up unless all such rights or obligation of the Depositor or such affiliate(s) are assigned or transferred to an affiliate which has not been so liquidated, dissolved or wound-up;

(e)
If ESOP provides notice of its intent to terminate this Agreement, or this Agreement is otherwise scheduled to expire or terminate, and a replacement escrow agent acceptable to Beneficiary, acting reasonably, is not appointed pursuant to a replacement escrow agreement on substantially the terms hereof (to be executed by Depositor, Beneficiary and the replacement escrow agent) within [***]of such notice or scheduled time (as applicable); or

(f)
Any of the MPA, the License Agreement, or the Escrow Agreement is terminated, rejected, or disclaimed in any bankruptcy or insolvency proceeding (including, without limitation, pursuant to section 365 of the Bankruptcy Code), in each case to the extent not prohibited by law.

2.	Release Work Request.

(a) If a Release Condition provided in 1(b)-(f) has occurred (the “Automatic Release Conditions”), the Deposit Material shall be deemed automatically released by ESOP to Beneficiary and ESOP shall be deemed to be holding the Deposit Material for the benefit of the Beneficiary. Following the occurrence of an Automatic Release Condition, the Beneficiary may submit a Work Request to ESOP (with a copy to the Depositor) stating that an Automatic Release Condition has occurred and requiring the delivery of the Deposit Material deemed to be held for its benefit. Upon receipt of such Work Request, ESOP shall rely on such Work Request and shall on the [***] following receipt of the Work Request deliver the Deposit Material to Beneficiary in accordance with the terms herein unless during such [***] period ESOP receives a certified copy of an order of a court of competent jurisdiction  enjoining or otherwise restricting such release in which case it shall be deemed to be again holding the Deposit Material (or applicable portion thereof) for the benefit of the Depositor. “Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which banks are required to be closed in the State of Georgia or in the State of Israel.

(b) If (i) a Release Condition provided in 1(a) has occurred (a “Timed Release Condition”) or (ii) an event has occurred which would result in a Release Condition occurring in the next [***]given the passage of time and failure to cure such event (a “Pending Release Condition”), the Deposit Material shall be deemed automatically released by ESOP to Beneficiary and ESOP shall be deemed to be holding the Deposit Material for the benefit of the Beneficiary. Following the occurrence of Timed Release Condition or Pending Release Condition, as the case may be, the Beneficiary may submit a Work Request to ESOP (with a copy to the Depositor) stating that a Timed Release Condition or Pending Release Condition has occurred, as the case may be, and requiring delivery of the Deposit Material deemed to be held for its benefit. Upon receipt of such Work Request, ESOP shall rely on such Work Request and shall (A) in the case of a Timed Release Condition, on the [***] following receipt of the Work Request deliver the Deposit Material to Beneficiary in accordance with the terms herein and (B) in the case of a Pending Release Condition, [***] following receipt of the Work Request release Deposit Material to Beneficiary in accordance with the terms herein in each case unless during such stated period ESOP receives a copy of receives a certified copy of an order of a court of competent jurisdiction enjoining or otherwise restricting such release in which case it shall be deemed to be again holding the Deposit Material (or applicable portion thereof) for the benefit of the Depositor.

(c) ESOP is entitled to receive any undisputed, unpaid Service Fees due ESOP from the Parties before fulfilling the Work Request to release the Deposit Material.

3.	Right to Use Following Release.

Upon release of the Deposit Material in accordance with this Agreement, Beneficiary has the non-exclusive right and license under this Agreement to use the Deposit Material to develop, produce, operate, maintain, improve, modify, make, use, offer to sell, sell, commercialize, import or otherwise deal with the Product and any other benefits afforded to the Beneficiary by the License Agreement and MPA provided that in respect of any Deposit Material which is not Depositor Proprietary Deposit Material, the rights will be limited to those rights provided to the Beneficiary by the applicable third party as set forth in the Third Party Arrangements.

4.
Reservation of Depositor IP Rights. Notwithstanding anything to the contrary, except as expressly provided herein or under the License Agreement nothing herein contained shall be construed as granting any party any right  title or interest in and to the Deposit Material and/or any Intellectual Property Rights in connection therewith, including without limitation any modifications, enhancements and/or derivatives thereof (by whomever created), all of which shall at all times vest with Depositor and/or its licensors, successors and assigns.

C - 2

Exhibit D

Escrow Deposit Questionnaire

Introduction

From time to time, technology escrow beneficiaries may exercise their right to perform verification services. The services are provided for the purpose of validating relevance, completeness, currency, accuracy and functionality of Deposit Material.

Purpose of Questionnaire

In order for ESOP, or any agent on its behalf, to determine the deposit material requirements and to quote fees associated with verification services, a completed deposit questionnaire is requested. It is the responsibility of the escrow depositor to complete the questionnaire.

Instructions

Please complete the questionnaire in its entirety by answering every question with accurate data. Upon completion, please return the completed questionnaire to the beneficiary asking for its completion.

General Description

1.	What is the general function of the software to be placed into escrow?

2.	On what media will the source code be delivered?

3.	If the deposit is on magnetic tape media, what tape format (e.g. DAT DDS4, DLT 8000, LTO‐3, etc.) will be used for the deposit?

4.
Again if the deposit is on tape, what operating system and version was used to create the tape and what tools (either native OS or commercial (e.g. Backup Exec, NetBackup, etc.) were used to load the data; if a third party or commercial software tool was used, please specify the vendor and exact version of the tool used.

5.
Will the deposit be in the format of a database/repository of any type of Versioning or Configuration Management Tool (e.g. Visual Source Safe, Clearcase, Perforce, etc.) or will the software in the deposit be in a clear text/native file system format? If a Versioning or CM tool will be necessary to examine any part the deposit contents, please specify the Vendor and tool and exact version used.

6.
Is the software deposit encrypted, including password protected archives, in any way? If so, what tool and version will be used to perform the encryption and will all necessary user ID’s, passwords or encryption keys be provided to support extraction of the software?

7.	What is the total uncompressed size of the deposit in megabytes?

Requirements for the Execution of the Software Protected by the Deposit

1.
What are the system hardware requirements to successfully execute the software? (memory, disk space, etc.); please include any additional peripheral devices that may be necessary to support correct function of the software/system.

2.	What is the minimum number of machines required to completely set up the software sufficient to support functional testing?

3.	What Operating systems and version are required for each machine?

4.
Beyond the operating systems, what additional third party software and tools are required to execute the escrowed software and verify correct operation? Please provide vendor and versions of all third party tools or libraries required to completely configure a system suitable to support functional testing.

5.
If a database of any kind is required to support functional testing of the software, does the escrow deposit contain or can the depositor provide scripts and backups/imports necessary to create a database instance suitable to support functional testing.  (Note: a database containing test data is satisfactory to support functional testing so long as the data is realistic)

6.	Approximately how much time is required to setup and configure a system suitable to support functional testing?

7.	Approximately how much time would be required to perform a set of limited tests once a test system is configured?

8.	Does the escrow deposit contain or can the depositor provide test plans, scripts or procedures to facilitate testing?

9.
With the exception of any database identified above, are any connections to external data sources, feeds or sinks required in order to support the proper functioning of the software and to support testing of the software?

Requirements for the Assembly of the Deposit

1.
Describe the nature of the source code in the deposit. (Does the deposit include interpreted code, compiled source, or a mixture? How do the different parts of the deposit relate to each other?) What types of source code make up the escrow deposit (e.g. – C++, Java, etc.).

2.	How many build processes are there?

3.	How many unique build environments are required to assemble the material in the escrow deposit into the deliverables?

4.	What hardware is required for each build environment to compile the software? (including memory, disk space, etc.)

5.	What operating systems (including versions) are used during compilation? Is the software executed on any other operating systems/version?

6.	How many separate deliverable components (executables, share libraries, etc.) are built?

7.	What compilers/linkers/other tools (brand and version) are necessary to build the application?

8.	What, if any, third‐party libraries are used to build the software? Please specify vendor, tool name and exact or minimum required version.

9.
If a database of any kind is necessary to support compilation, is a running instance of the database necessary or is a static instance consisting of the static and shared libraries and/or header files installed by the database sufficient to support compilation?

10.	How long does a complete build of the software take? How much of that time requires some form of human interaction and how much is automated?

11.	Does the escrow deposit contain formal build document(s) describing the necessary steps for build system configuration and compilation?

12.	Do you have an internal QA process? If so, please give a brief description of the testing process.

13.	Please list the appropriate technical person(s) ESOP may contact regarding this set of escrow Deposit Material.

Please provide your technical verification contact information below:

Company
Print Name
Title
Email Address
Street Address
Province/City/State
Postal/Zip Code
Phone Number

For additional information about Technical Verification Services, please contact
ESOP at main@esop.co.il

D - 2

Exhibit E

License Agreement

Exhibit F

Form of Third Party Letter